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Bruce K. Dallas
Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2022 tel 650 752 3622 fax bruce.dallas@davispolk.com

December 4, 2013

VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C.  20549-7010

Attention:	Mr. Patrick Gilmore, Accounting Branch Chief
Ms. Christine Davis, Assistant Chief Accountant
Ms. Megan Akst, Staff Accountant
Mr. Edwin Kim, Staff Attorney
Ms. Katherine Wray, Attorney-Advisor

Re:	AVG Technologies N.V.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 5, 2013
File No. 1-35408

Ladies and Gentlemen:

On behalf of our client, AVG Technologies N.V. (the “Company”), we are responding to each of the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 7, 2013 (the “Comment Letter”) regarding the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (the “20-F”) by providing information as requested.  Each of the Staff’s comments is repeated below in bold type, followed by the Company’s response to the comment.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Key Metrics, page 53

1.
Your key metric of revenues by active users does not enable investors to evaluate the portions of your business that relate to platform derived revenue as opposed to subscription derived revenue. Please advise whether metrics such as subscription revenue per subscriber or revenue per click are key metrics used by management to evaluate your business, and if so, tell us what consideration you gave to providing related disclosure.

Response:  The Company respectfully advises the Staff that the management of the Company does not primarily focus on the metrics of subscription revenue per subscriber, revenue per (paid) click, or similar measures such as platform revenue per search or per user to monitor and manage the business.  The Company discloses revenue per active user and total number of active users because the Company believes revenue per active user reflects whether it has been successful in its strategies to increase the combined platform and subscription revenue from each user as described on page 55 of the 20-F.  The Company monitors total revenue per active user, rather than monitoring subscription revenue per subscription user or active user in isolation, because each active user provides opportunities for the Company to realize both platform and subscription revenue through its platform monetization initiatives, such as its secure search solution, and through its multiple product strategy of up-selling and cross-selling its various premium products and online services to all of its users.  The Company primarily monitors total revenue per active user, rather than per paid click, because the Company believes that the number of paid clicks has significant drawbacks as a metric, as discussed in greater detail in response to comment 2.

Because, in the words of Section III.B.1 of SEC Release No. 33-8350, total revenue per active user is a “key variable … that management uses to manage the business,” total revenue per active user is prominently and quantitatively disclosed in the Company’s public disclosure, including the 20-F.  By contrast, the Company does not view the other metrics discussed in the comment as key variables or areas of focus for management for the reasons discussed above.  Management believes that investors are best served by disclosure of a revenue-per-user metric that reflects all of the Company’s monetization initiatives.

2.
Your disclosures on page 59 indicate that the company’s platform derived revenues depend, in part, on the growth in the volume of paid clicks. Tell us whether you consider the number of paid clicks to be a key indicator of your revenue and operating performance, and tell us what consideration you gave to providing quantitative disclosure of paid clicks. See Section III.B.1 of SEC Release No. 33-8350.

Response:  The Company respectfully advises the Staff that that the management of the Company does not believe that the number of paid clicks, in isolation, is a useful indicator of the Company’s revenue or operating trends, and believes that disclosure of the number of paid clicks to investors is potentially misleading for the reasons discussed below.  Since the number of paid clicks is not a “key variable … that management uses to manage the business,” the Company believes it is appropriate that it not be disclosed.

One key limitation of paid clicks as a metric is the wide variance in the level of revenue generated by the Company per paid click, which depends on many factors, notably the technology used for web browsing (mobile vs. full-screen devices).  The Company’s mobile user base is expanding rapidly, growing from 26 million as of December 31, 2012 to 57 million as of September 30, 2013.  Mobile users generate less revenue per paid click than users on other devices.  Growth in this category of users, all else equal, drives growth in number of paid clicks without the same degree of growth in revenue.  Disclosure of the changes in number of paid clicks by itself could cause investors to draw unwarranted conclusions regarding the Company’s business prospects.  To address this, the Company would have to disclose additional data such as changes in paid clicks by mobile users, paralleling the Company’s ongoing disclosure of total active users and the subset mobile users.  This situation contrasts with some web-based businesses with more homogenous user bases, where changes in paid clicks more directly correlate to changes in revenue.

Another limitation of this metric is that paid clicks generate only platform revenue, not subscription revenue.  As noted in the response to comment 1 above, the Company seeks to maximize both platform and subscription revenue from each user.  The number of paid clicks therefore is an indicator only of one aspect of the Company’s monetization efforts, linking only to platform revenue.  Furthermore, platform revenue represents only a minority of total revenue.  This situation contrasts with many web-based businesses for which the number of paid clicks is an indicator of the primary or sole revenue-generating method.

For these reasons, management does not focus on changes in the number of paid clicks and does not believe investors would be well served by disclosure encouraging them to do so.  Although, for similar reasons to those described above for paid clicks, the Company does not consider the total number of searches to be a key metric, there is increasing interest from analysts and investors in this particular number in the context of the Company’s planned exit from third-party distribution activities over the coming quarters, as noted in Item 2 to the Company’s Form 6-K furnished November 9, 2013.  As a consequence, the Company intends to provide disclosure of the total number of searches in its forthcoming Annual Report on Form 20-F for the year ending December 31, 2013 and in its disclosure for the quarters that follow.

Non-U.S. GAAP Measures

Unlevered free cash flow, page 58

3.
We note that you have added back interest expense to arrive at unlevered free cash flow, a liquidity measure. Please explain your basis for adjusting this non-GAAP measure for interest, and tell us what consideration was given to Item 10(e)(1)(ii) of Regulation S-K, which prohibits excluding charges that will require cash settlement from a non-GAAP liquidity measure. Also, we note your disclosure that unlevered cash flow reflects the “actual net cash surplus available to fund the operation and expansion of [y]our business…” Please tell us how you considered Question 102.07 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:  The Company respectfully confirms that it views unlevered free cash flow as an operating measure for precisely the reasons stated in Question 102.07 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.  The Company has consistently presented unlevered free cash flow, adding back interest expense, as an operating metric since its initial public offering.  For example, see the table “Other Operating Metrics” on page 11 of the prospectus contained in the Company’s registration statement on Form F-1, dated February 1, 2012.  As noted on page 55 of the 20-F, “We provide these non-U.S. GAAP financial measures [adjusted net income and unlevered free cash flow] because we believe that such measures provide important supplemental information to management and investors about the Company’s core operating results….”  The Company views unlevered free cash flow as an important indication of the operating performance of the underlying business, setting aside the impact of the debt or equity methods of financing the business, and therefore uses it as a key operating measure.  Performance on this measure gets a 33.3% weighting in determining the size of the 2013 company bonus pool.  Because the Company treats unlevered free cash flow as an operating measure, the Company respectfully advises the Staff that it believes that Item 10(e)(1)(ii)

of Regulation S-K, which addresses liquidity measures, is not applicable to its disclosure regarding unlevered free cash flow.

The Company respectfully advises the Staff that in future filings, including the Annual Report on Form 20-F that it expects to file for the year ended December 31, 2013, it will revise the disclosure quoted by the Staff in the comment above to clarify, per Question 102.07, that unlevered free cash flow does not represent the residual cash flow available for discretionary expenditures.  For instance, it will revise the disclosure quoted by the Staff in its comment (with the change underlined) to the effect that unlevered cash flow reflects the “actual net cash surplus available to fund the financing costs, operation and expansion of our business….”  The Company will also add in that 20-F any further disclosure necessary to clarify that the Company views unlevered free cash flow as an operating measure.

Item 7. Major Shareholders and Related Party Transactions

B. Related Party Transactions, page 95

4.
We note from your press releases that you have entered into a partnership and transactions with MokaFive, a virtual management desktop management company affiliated with the chairman of your supervisory board, Dale L. Fuller. Please describe your transactions with MokaFive and advise whether they are required to be disclosed under Item 7B of Form 20-F.

Response:  The Company respectfully acknowledges the Staff’s comment regarding the partnership with MokaFive, a company affiliated with the chairman of the Company’s supervisory board, described in the Company’s August 20, 2010 press release.  The Company paid MokaFive $20,000 to license MokaFive’s software for internal use for two years.  MokaFive waived an additional license fee in expanding the license and extending this arrangement, which is next up for renewal in August 2014.  In 2011, the Company paid MokaFive an additional $6,235 in consulting fees and expenses.  In August 2010, at the same time MokaFive and the Company first entered into the software license contract, the parties also agreed to have MokaFive distribute for two years with MokaFive’s products certain of the Company’s security products.  The Company has not paid MokaFive any amounts under this distribution agreement and does not expect to do so in the future.  The Company believes these transactions were well below the materiality threshold for reporting a related party transaction in its annual report (there is no specified threshold for a foreign private issuer, but for guidance the Company looks to the threshold of $120,000 that applies to domestic issuers).  Prior to the Company’s initial public offering in February 2012, the Company’s supervisory board assessed these arrangements, and the audit committee has monitored these arrangements since that time, which the Company generally views as appropriate for any transaction involving a related party.  The Company believes that they were on the same or similar terms as they would have been in any similar arm’s length transaction.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures, page 107

5.
You disclose that you performed your evaluation of disclosure controls and procedures as of December 31, 2011, but you conclude on the effectiveness of your disclosure controls and procedures as of December 31, 2012. Please confirm that you actually performed your evaluation as of December 31, 2012.

Response:  The Company respectfully acknowledges the typographical error in the 20-F noted by the Staff and confirms that it performed its evaluation as of December 31, 2012.

C. Changes in Internal Control over Financial Reporting, page 108

6.
We note your disclosure that there were no changes in your internal control over financial reporting during the fourth quarter of fiscal year 2012. Please tell us whether there were any changes during the period covered by the annual report (i.e. the year ended December 31, 2012). See Item 15(d) of Form 20-F. Also, please confirm that your disclosure in future filings will cover the appropriate period.

Response:  The Company respectfully acknowledges the Staff’s comment that, based on Item 15(d) of Form 20-F, the appropriate disclosure would have described changes during the full period covered by the annual report.  The Company discloses that it made several ordinary course improvements to its internal controls during the full fiscal year 2012 but none that materially affected, or was reasonably likely to materially affect, the issuer’s internal control over financial reporting, and therefore none that were reportable under Item 15(d) of Form 20-F for the full fiscal year 2012.  The Company confirms that its disclosure in future filings will cover the appropriate period.

*           *           *           *

The Company is sending under separate cover a letter acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any questions arise, please do not hesitate to contact me at (650) 752-2022, (650) 752-3622 (fax) or bruce.dallas@davispolk.com.

Thank you for your time and attention.

Yours sincerely, /s/ Bruce K. Dallas

Bruce K. Dallas
Enclosures

cc:	Gary Kovacs, Chief Executive Officer John Little, Chief Financial Officer Christophe Francois, General Counsel AVG Technologies N.V.